UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 26, 2026

Commission File Number: 001-42565

BELIVE HOLDINGS

(Exact name of Registrant as specified in its charter)

26A Ann Siang Road

#03-00

Singapore 069706

(Address of principal executive offices)

Kenneth Teck Chuan Tan, Chief Executive Officer

Telephone: +65 9090 5788

Email: kenneth.tan@belive.sg

26A Ann Siang Road

#03-00

Singapore 069706

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BELIVE AI STUDIOS ENTERS INTO PARTNERSHIP WITH ISTANA PARTNERS

On February25, 2026, Istana Partners, a majority stake buyout private equity firm focused on Southeast Asia’s small to md-market businesses (“SME”) announced its intent to invest up to US$20,000,000 in various SMEs focused on AI development, workforce transition and digital transformation partnering with BeLive Holdings (NASDAQ:BL) (the “Partnership”).

SMEs are small and midsize enterprises/businesses with revenues, assets or employees that fall under a certain threshold regularly garnering a variety of government incentives, and which play an important role in the economy to help shape innovation. SMEs across Singapore are navigating the rapid advancement of AI technologies that are reshaping competitive dynamics, alongside rising rents, labor shortages, and shifting consumer behavior. To address these challenges, Istana Partners and BeLive Holdings have formed the strategic Partnership to help these businesses transition into the digital economy. Under the Partnership, SMEs will be evaluated by Istana Partners for private equity investment of up to US$20,000,000 utilizing BeLive Holdings’ expertise to advance AI adoption and transformation, workforce upskilling and enhancement and e-commerce capabilities.

The Partnership will bring together capital, technology, and on-the-ground execution capabilities to support SMEs in redesigning their commercial models as they modernize operations, and build scalable, digital-enabled systems. BeLive Holdings will provide AI and commerce enablement solutions, while Istana Partners will lead board-level strategy, drive change management, and work closely with management teams to execute transformation across day to-day operations. This Partnership also aligns with Singapore’s renewed AI agenda to build a more resilient and competitive economy, in line with the establishment of the National AI Council, National AI Strategy 2.0, and Budget 2026 initiatives supporting AI adoption and workforce upskilling across SMEs. While these national initiatives provide essential infrastructure and support, Istana Partners and BeLive Holdings technology aim to build on this foundation by driving execution and seeing digital transformation efforts through from strategy to implementation, with a focus on delivering tangible results for SMEs.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibits

99.1	Press Release dated February 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELIVE HOLDINGS (Registrant)

Date: March 3, 2026	By:	/s/ Kenneth Teck Chuan Tan
Kenneth Teck Chuan Tan, Chief Executive Officer